OxySure® Systems, Inc.

November 12, 2010

Mr. Geoffrey Kruczek
Securities and Exchange Commission
Washington, D.C. 20549

Re:          OxySure Systems, Inc.
Amendment No. 3 to Registration Statement on Form S-1/A
Filed on October 5, 2010
File Number 333-159402

Dear Mr. Kruczek:

We have received your comment letter dated October 22, 2010 (the “Comment Letter”) regarding Amendment No. 3 to our Registration Statement on Form S-1/A filed on October 5, 2010 (the "Registration Statement").  We have prepared the following responses describing the general action(s) taken regarding each comment in the Comment Letter.  The following numbers herein are coordinated to the comment number in the Comment Letter.

1.           We have amended the Form 8-A to provide an electronic signature.  The Form 8-A states “(d) If this form is used for the registration of a class of securities under Section 12(g), it shall become effective: (2) If a class of securities is concurrently being registered under the Securities Act, upon the later of the filing of the Form 8-A with the Commission or the effectiveness of the Securities Act registration statement relating to the class of securities.”  Therefore we understand that our Form 8-A shall become effective concurently with the Registration Statement becoming effective.

Prospectus Cover

2.           We have revised the Registration Statement to include all disclosures required by Item 501 of Regulation S-K.

Prospectus Summary

3.           We have revised the Registration Statement to include that “the performance targets for the second and the third years have not been achieved.  We are in the process of renegotiating all of the performance targets with the FEDC.”  According to Section V of the Performance Agreement between the FEDC and us (Exhibit 10.3 to the Registration Statement) “Non-Attainment of Performance Requirements: In the event the COMPANY does not meet or exceed a Performance Requirement as specified in Section II, the FEDC Economic Incentive will be either voided or reduced proportionately in advance of payment at the sole discretion of the FEDC.”

Warrants

4.           We have revised the Registration Statement to accurately reflect the correct number of warrants issued to affiliates and promoters.  Previously, the table on page 3 did not include the 7,000 warrants owned by Pearl Ross and the 270,000 warrants owned by Afritex (previously incorrectly disclosed in the footnote on page 79 as 108,000).

Risk Factors

5.           We have revised the Registration Statement to address the materiality of the risks relating to any deficiencies in our financial reporting controls.  We included the risk factor below:

Failure to design, implement and maintain effective internal controls could have a material adverse effect on our business and stock price.

As a public company, we will have significant requirements for enhanced financial reporting and internal controls.  The process of designing and implementing effective internal controls is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to expend significant resources to maintain a system of internal controls that is adequate to satisfy our reporting obligations as a public company.  If we are unable to establish appropriate internal financial reporting controls and procedures, it could cause us to fail to meet our reporting obligations on a timely basis, result in material misstatements in our financial statements and harm our operating results.  In addition, we will be required, pursuant to the Sarbanes-Oxley Act, to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting for the first fiscal year beginning after the effective date of this offering.  This assessment will need to include disclosure of any material weaknesses identified by our management in our internal control over financial reporting, as well as a statement that our auditors have issued an attestation report on effectiveness of our internal controls.  Testing and maintaining internal controls may divert our management’s attention from other matters that are important to our business.  We may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with the Sarbanes-Oxley Act or our independent registered public accounting firm may not issue a favorable assessment.  If either we are unable to conclude that we have effective internal control over financial reporting or our independent registered public accounting firm are unable to provide us with an unqualified report, investors could lose confidence in our reported financial information, which could have a negative effect on the trading price of our stock.

Use of Proceeds

6.           We have revised the Registration Statement to clarify that the use of proceeds will be used towards the reduction of principal on the JTR Senior Note. We have also indicated that these two entities are owned by two of our affiliates.

7.            We have revised the Registration Statement to state that our management will prioritize and allocate the proceeds to production, research and development, and marketing efforts based on our needs at the time.

Dilution

8.           We have revised the Registration Statement to update the stock comparison chart to include the exercise or conversion of all outstanding warrants, option, convertible preferred stock or convertible notes.

Determination of Offering Price . . .

9.           We have revised the Registration Statement to state,  “The Offering Price been determined arbitrarily and is not necessarily based on our financial condition or on any market value.  The shares sold in the direct public offering and the shares sold by affiliates and promoters will be at the Offering Price for the duration of the Offering.  However, if common stock is publicly traded by Selling Security Holders (defined below), who are not affiliates or promoters, the selling price will be determined by market and other factors not necessarily related to asset value net worth, or criteria of value, which could be considerably less.”

Selling Security Holders

10.         Please be advised that we did not renegotiate the terms of the private transaction.  IR Services, Inc. did not perform under the Agreement dated April 20, 2009 and the amended Agreement dated June 22, 2009.  IR Services, Inc. gave back its right to receive 125,000 warrants of the 250,000 warrants for the filing of the Registration Statement.  We did not renegotiate the terms of the original contract.  IR Services breached the original contract.  Therefore, we entered into the Cancellation Agreement and Mutual Release with IR Services, Inc. on December 15, 2009.  Prior to the entry into the Cancellation Agreement and Mutual Release, IR Services, Inc. exercised 125,000 warrants on October 9, 2009.  Although not completely clear, the Cancellation Agreement and Mutual Release provided for IR Services to receive 125,000 warrants, which warrants were previously exercised on October 9, 2009.

The Agreement dated April 20, 2009 and the amended Agreement dated June 22, 2009 provided for the issuance of 250,000 warrants upon the filing of the Registration Statement for services which were completed at that time.  IR Services, Inc. did not perform its other obligations under the Agreement.  Therefore, we entered into the Cancellation Agreement and Mutual Release with IR Services, Inc. on December 15, 2009.  The Cancellation Agreement and Mutual Release allowed both parties to terminate their relationship without litigation.

11.         We have revised the Registration Statement to disclose that, (i) Chris Aulds exercises sole voting and dispositive power over the shares of common stock held by AULDS Family L.P. #1, and (ii) Donson Brooks exercises sole voting and dispositive power over the shares of common stock held by IR Services, Inc.

12.         We issued penny warrants to IR Services, Inc. for services in connection with filing our Registration Statement on Form S-1.  A warrant was issued to NTEC pursuant to the license agreement dated April 8, 2004 attached as Exhibit 10.16 to the Registration Statement).

13.         We have revised the Registration Statement to expand the disclosures on pages II-3 through II-6 to include additional information about the offerings involved, and to facilitate cross-referencing with the Selling Shareholder Table, which has been corrected.  In addition, this section (on pages II-3 through II-6) is substantially chronological, to facilitate cross-referencing with the equity roll-forward in our financial statements, pursuant to prior comment 97.  We have provided a reconciliation of the items on pages II-3 through II-6 with the attached Selling Shareholder Table Reconciliation.

14.         We have revised the Registration Statement to clarify which shares will be sold by each selling shareholder in the selling security holders’ chart.

Shares Eligible for Future Sale

15.         In an effort to facilitate an active trading market, our board of directors decided to cancel all lock-up agreements.  We have revised the Registration Statement accordingly.

Management’s Discussion and Analysis of Financial Condition . . .

16.         We have revised the Registration Statement to state “Some of our accounts receivable are expressed in terms of United States dollars, which may be affected by fluctuations in currency rates since the customer’s currency is in a currency other than United States dollars.  Exchange rate fluctuations may adversely affect the value, in U.S. dollar terms, of our net assets and income derived from our operations, if any, outside of the U S.”

Liquidity and Capital Resources

17.         Our treatment of this receivable in respect of this distributor, Afritex Medical Products (Pty) Ltd. is not inconsistent with our general policy regarding prepayment for international shipments.  As of June 30, 2010, we had a receivable due from Afritex in the amount of $157,500.  This receivable was the balance of the amount of $225,000 which was due under the License Agreement, dated March 26, 2010 by and between us and Afritex attached to the Registration Statement as Exhibit 10.29.  Given that this was a license agreement, no product was shipped, or needed to be shipped.  The entire amount owed to us by Afritex as of June 30, 2010 was $157,500 and was paid by Afritex and received by us on July 29, 2010.  This is what we meant by the “receivable was cleared.”  We meant all amounts owing to us were paid. The transaction timeline is as follows:

On March 26, 2010, we invoiced Afritex $225,000 for the upfront license fee, invoice #1352.  We received $67,500 on this invoice by June 30, 2010, and the balance outstanding on this invoice as of June 30, 2010 was $157,500.  We received full payment of this amount on July 29, 2010.

On May 14, 2010, we invoiced Afritex $120,955 in connection with their first purchase order for product, invoice #1350.  We received full prepayment on this invoice (in accordance with our general policy) in the amount of $120,955 on May 26, 2010.  Therefore, as of June 30, 2010 the balance outstanding on this invoice was zero.  Please note: As of June 30, 2010, we had not yet shipped the products on this purchase order, and consequently we recognized this $120,955 as deferred revenue as at June 30, 2010.

Afritex is domiciled in the Republic of South Africa, which has foreign exchange controls applicable to certain transactions.  For example, license agreements which involve (outbound, from South Africa) upfront payments above a certain level generally require foreign exchange approval.  Afritex received such foreign exchange approval from the South African Reserve Bank with respect to the license fee payable to us, allowing them to pay us the outstanding balance of invoice #1352 of $157,500 on July 29, 2010.

It should be noted that transactions involving normal trade, such as the purchase and importation (into South Africa) of goods by a South African company are not subject to approvals by the South African Reserve Bank.  Therefore, products purchased by Afritex from us (whether “existing products” or “derivative products,” if applicable) do not require approval by the South African Reserve Bank prior to payment (to us) occurring.  By way of example, as outlined above, Afritex placed an order for a container load of products in the amount of $120,955 on May 14, 2010, pursuant to the requirement specified by Exhibit C on page 15 of that certain Distribution Agreement by and between us and Afritex dated March 26, 2010 attached to the Registration Statement as Exhibit 10.30.  We received prepayment (in accordance with our general policy regarding international shipments) for this order on May 26, 2010.

Afritex also placed an additional order in the amount of $49,100 to fully satisfy the initial requirement specified by Exhibit C on page 15 of the Distribution Agreement by and between us and Afritex dated March 26, 2010.

18.         Please see the attached Selling Shareholder Table Reconciliation regarding disclosure in the Liquidity and Capital Resources section regarding the amounts raised in 2008 and 2009.  The letter  under “Item 15, Recent Sales of Unregistered Securities,” Pages II-3 through II-6 correspond with the letters in the attached version of the Statement of Stockholders’ Equity.

19.         In reconciling our responses to the amount disclosed in the financial statements, we found that the amount stated in our responses was incorrect.  The correct notes payable were $2,423,259 and $2,071,659 as of June 30, 2010 and December 31, 2009 respectively.  We have revised the Registration Statement to include the following: “We had total notes payable of $2,423,259 and $2,071,659 as of June 30, 2010 and December 31, 2009 respectively.  The increase in Notes Payable was primarily due to an increase in Current Notes Payable, from $310,600 at December 31, 2009 to $662,200 at June 30, 2010.”

20.         We have revised the Registration Statement to revise the table as of June 30, 2010.

Going Concern

21.         We have revised the Registration Statement to clarify the term “selling solutions” and how it diversifies our revenue opportunities.  We added the following disclosure to the registration statement in the “Description of the Business” section: “Our early sales efforts are focused primarily on institutional customers, such as for example schools and school districts, colleges, and churches.  We sell to these customers primarily through distributors.  Generally, the buying decisions for our customers are made or influenced by individuals such as safety managers, risk managers, nurses, administrators, facilities managers and medical directors.  These individuals are usually also responsible for acquiring other safety or health emergency solutions or products, such as Automated External Defibrillators (AEDs), Resuscitator Bags (used for CPR), First Aid Kits, etc.  We have recently started sourcing AEDs, Resuscitator Bags, and First Aid Kits in order to provide our customers with bundled solutions for their health emergency and preparedness requirements.  That means, our customers can order these products from us as a single source.  We source these products from other manufacturers or suppliers, and therefore we act only as a distributor in such cases.  This part of our business is at a very early stage, is regarded as “non-core,” and there can be no assurance that we will continue to provide this capability to our customers.  For the six-month period ended June 30, 2010, we sold approximately $24,432 in such ancillary products.”

We have revised the Registration Statement to clarify the “creative solution” for the past rent expense and its impact on our financial condition.  We have added the following disclosure to the Registration Statement: “This relates to the 2009 RSA, which allowed us to refinance a total of $251,407 in cash due and owing to Sinacola, our landlord, at the end of the 2009 fiscal year.”

We have revised the Registration Statement to disclose the amount of cash deferred pursuant to the agreement with Vencore to state “As of June 30, 2010, the amount of cash deferred pursuant to the capital lease with Vencore is $307,661.83.”

22.         We have simplified the assumptions for cash requirements and revised the Registration Statement accordingly.  Cash requirements are now derived from net cash used in operating activities plus net cash used in investing activities (from the cash flow statements).  Accordingly, our historical cash requirements for 2007, 2008 and 2009 are revised as follows:

2007           $2,102,630 (comprised of $1,803,535 in net cash used in operating activities plus $299,095 in net cash used in financing activities).

2008           $1,741,756 (comprised of $1,649,439 in net cash used in operating activities plus $92,317 in net cash used in financing activities).

2009           $787,252 (comprised of $758,098 in net cash used in operating activities plus $29,154 in net cash used in financing activities).

23.         We have revised the Registration Statement to disclose the nature of the products and services we provide include safety or health emergency solutions or products, such as Automated External Defibrillators (AEDs), Resuscitator Bags (used for CPR), First Aid Kits, etc.  We have recently started selling AEDs, Resuscitator Bags and First Aid Kits in order to provide our customers with bundled solutions for their health emergency and preparedness requirements.  That means our customers can order these products from us as a single source.  We obtain these products from other manufacturers or suppliers, and therefore we act only as a distributor in such sales.

We treat the revenues from the sale of these ancillary products in the same way we treat the revenue from our own core products, using the sell-in methodology.  We recognize the revenue when persuasive evidence of an arrangement exists, delivery has occurred, the price is fixed or determinable, and collectability is reasonably assured.  Revenues are recognized from product sales, net of discounts and rebates.  This revenue recognition policy is applied to both customers and distributors.  We recognize our supplier cost as the cost of goods sold on these ancillary products.

Results of Operations

24.         We believe that sales of our products declined from $387,361 in 2009 to $52,084 for the six months ended June 30, 2010 because our management’s time and resources were substantially diverted, without limitation by:

•	A complete re-audit of fiscal year ended December 31, 2008 and fiscal year ended December 31, 2009, precipitated by the deregistration of the Blackwing Group by the PCAOB;
•	A pre-occupation with this registration process;
•	Considerable time, effort and energy spent on developing the Afritex license transaction and distribution agreement, including trips to South Africa; and
•	Limited sales resources.

25.         Our financial statements indicate our SG&A reducing from $2,524,830 for the six months ended June 30, 2009, to $715,124 for the six months ended June 30, 2010.  Following is a side by side supplemental comparison of the major components of SG&A for these periods (the component is shown if it constituted 2% or more of the SG&A for the six months ended June 30, 2009):

	Six Months Ended June 30, 2009	Six Months Ended June 30, 2010	Decrease

Investor Relations – Warrants	$959,972	-	$959,972
Payroll Expenses	$354,214	$142,457	$211,756
Consulting Fees – Options and Warrants	$506,625	-	$506,625
Depreciation Expense	$209,470	$122,595	$86,875
EE Compensation – Stock Options	$90,805	$48,259	$42,546
Rent	$164,145	$109,916	$54,229

The table indicates a significant expense was recognized during the first half of 2009 upon the original issuance of 968,418 warrants to IR Services (of which 843,418 were subsequently cancelled).  The $506,625 is related to warrant expenses for consulting services which were not continued in 2010.  The decrease in depreciation expense was affected primarily by some of our equipment having become fully depreciated.  The decrease in employment stock compensation expense was due to fewer employees during the first half of 2010.

U.S. Federal Government

26.         We have revised the Registration Statement to delete our reference to the military’s use of our product in military combat situations or operation bases.

Executive Officers and Directors

27.         Pursuant to Sections II.A.2 and II.B of the Securities Act Release No. 9089.  Securities Act Release No. 9089, we have added the following information about a director’s or nominee’s skills, qualifications or particular area of expertise that would benefit the company and should be disclosed to shareholders.”

Julian T. Ross, Chairman, CEO, President & CFO

Mr. Ross is the primary developer of the OxySure® technology.  Mr. Ross founded our company and has been our Chief Executive Officer, President, and Chief Financial Officer since it was incorporated in January 2004.  He brings over 22 years experience in technology and manufacturing, having functioned both in consulting and operational capacities at senior management level.  Mr. Ross enjoyed an Academic Scholarship from Shell Petroleum (Engineering and Mathematics) and an Academic Scholarship from the Edwin L. Cox School of Business at Southern Methodist University, where he received an MBA in Finance.

Donald Reed, Director

Mr. Reed has been one of our Directors since June 2006.  Mr. Reed has been the President of Agave Resources, LLC since January 2005.  Mr. Reed was the CEO and Chairman of Geotrace Technologies, Inc. from August 1979 through December 2003.  Geotrace was founded by Mr. Reed under the name Geo-Trace Enterprises in 1979, and he was active in its growth and expansion until the company was sold in 2003.  Mr. Reed spent the 17 years prior to founding Geotrace Technologies with Amoco Production Company in various management, technical and exploration positions.  Mr. Reed has over 40 years of experience in business development, operations, mergers & acquisitions and general management.  Mr. Reed served in the U.S. Infantry as an Intelligence Specialist, and holds a B.A. (Math) and a B.S. (Geology) from the University of Texas.

Vicki Jones, Director

Ms. Jones has been one of our Directors since November 2008.  Ms. Jones has been the Senior Vice President for AT&T since June 2005.  Ms. Jones has more than 28 years experience in the telecommunications and data networking industry, sales and sales management, installation, and customer service.  Ms. Jones brings to OxySure experience in product management, product development, process re-design, strategy and business development, channel management, and international business.

28.         We revised the Registration Statement to delete “He has worked for and with start-ups and established organizations, including Anglo American Corporation, Volt Information Sciences, Tandy Corporation, Merrill Lynch, Ernst & Young, Sun International and Isle of Capri, Inc.” because Mr. Ross has not worked for any of the deleted entities within the past five years.  Pursuant to Rule 401(e), we are only required to disclose Mr. Ross’s business experience during the past five years.

29.         We have revised the Registration Statement to delete the reference to “vertical experience.”

Summary Compensation Table

30         We have revised the Registration Statement to comply with Instruction 1 to Item 402(n)(2)(v) and 402(n)(2)(vi) of Regulation S-K. We have revised the salary disclosure for Mr. Ross for 2008 and 2009 to properly include only those warrants received as salary and to correct the value of the options issued to Mr. Ross in 2009. The option were prorated because the Second Employment Agreement was in effect for the period beginning January 15, 2009 and ending January 15, 2010. The options vested monthly and therefore only 11 months of the total value of the 2009 option awards is recognized in the fiscal year 2009. Also, we have disclosed information describing all forfeitures during the year, and disclosing all assumptions made in the valuation of such forfeitures, if applicable.

Interest of Named Experts and Counsel

31.         We have disclosed in the Registration Statement that Sam Kan & Company, LLC has reviewed our Financial Statements for the quarter ended March 31, 2010 and June 30, 2010 and audited our Financial Statements for the periods ended December 31, 2009 and December 31, 2008.

Related Party Transactions

32.         We revised the Registration Statement to state that “The total amount of related party loans outstanding as of the date of this prospectus was $1,666,213.79.”

Changes In and Disagreements with Accountants

33.         We revised the Registration Statement to state, “We engaged Blackwing on December 8, 2008.  Blackwing issued a report on our financial statements for the fiscal year ended December 31, 2008 only.  Blackwing did not provide a report for the fiscal year ended December 31, 2009, because we terminated our relationship with Blackwing prior to the completion of our financial statements for December 31, 2009.  Blackwing’s report on our financial statements for the fiscal year ended December 31, 2008 did not contain any adverse opinions or a disclaimer of opinions, nor were the reports qualified or modified as to uncertainty, audit scope, or accounting principles.  During Blakwing’s engagement, there were no disagreements with Blackwing on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure which, if not resolved to the satisfaction of Blackwing would have caused Blackwing to make reference to the matter in their reports.”

34.         We revised the Registration Statement to state, “Effective January 19, 2010, our board of directors approved and appointed Sam Kan & Company LLC (“Kan”) as our new registered independent certified public accounting firm.”

35.         We revised the Registration Statement to state, “During our two most recent fiscal years and any subsequent interim period preceding Blackwing’s dismissal, we did not have any disagreements with Blackwing on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure which, if not resolved to the satisfaction of Blackwing would have caused Blackwing to make reference to the matter in their reports.”

36.         Blackwing Group, LLC has revised exhibit 16.1, which we filed as an Exhibit to the Registration Statement.

Report of Independent Registered Public Accounting Firm

37.         Pursuant to Regulation S-X, rule 10-01 8(d), the Registration Statement does not require the inclusion of a review report for interim financial statements, and we elect to exclude the review report in this filing.

38.         Pursuant to Regulation S-X, rule 10-01 8(d), the Registration Statement does not require the inclusion of a review report for interim financial statements, and we elect to exclude the review report in this filing.

39.         Pursuant to Regulation S-X, rule 10-01 8(d), the Registration Statement does not require the inclusion of a review report for interim financial statements, and we elect to exclude the review report in this filing.

Statement of Cash Flows

40.         In further reviewing the amortization expense calculations, we noted an error in the amortization expense for the year ended December 31, 2009.  The amortization expense of $5,120 was understated because the expense of amortization was overstated by $24,446 in the year ended December 31, 2007.  Accordingly, the amortization expense for the year ended December 31, 2009 should be increased to $29,566.

The amortization expense for the quarter ended March 31, 2009 should be $7,392 and the impairment of $100,978 should be have recognized in the first quarter of 2009.

The amortization expense is calculated by the straight line method over the patent and trademark’s useful life.  Since their expiration date will be by the end of 2026 and the net amount at the beginning of 2009 was $532,190 after the impairment, the annual amortization was determined as $29,566 ($532,190/18 years).  Accordingly, the amortization expense was $7,392 (29,566/4) and $29,566 for the quarter ended June 30, 2010 and the year ended December 31, 2009, respectively.

We have revised the financial statements, footnotes and Registration Statement disclosures accordingly.

Note 1 Summary of Significant Accounting Policies

Basis of Presentation

41.         The affirmative statement has been added to the interim financial statements on page F-7, last paragraph as follows:

“The interim financial statements include all adjustments which, in the opinion of management, are necessary in order to make the financial statements not misleading.”

Revenue Recognition

42.         The deferred revenue of $120,955 as of June 30, 2010 was recorded because the products were not delivered as of June 30, 2010 while the customer paid $120,955 as an advance payment.  Based on the agreement with this customer, we will not ship out the container until it is fully occupied in order to lower the unit shipping cost.  Since the shipping term is FOB warehouse, the title of the products has not been transferred.  The revenue will be recognized when the products are shipped from our warehouse.

43.         The nature of the performance obligations and/or services refers to any necessary additional work to the products or delivery in accordance with the shipping terms.  Therefore, no separate accounting policy is necessary.

44.         On March 26, 2010, we entered into a licensing agreement and a distribution agreement with a new distributor in South Africa, called Afritex Medical Products (Pty) Ltd. (“Afritex”).  The license agreement provides for the following: (a) Afritex received the rights to develop derivative products utilizing our intellectual property; and (b) Afritex agreed to pay us an upfront, non-refundable license fee, as well as a royalty of 8% on all sales of derivative products.  The distribution agreement, on the other hand provided Afritex certain territorial exclusivity for the sale of our existing products, as well as a minimum initial order commitment and an annual minimum order quantity commitment.  However, we can issue the same or similar licenses to others in other locations around the world.  The following summarizes the combined terms of the agreements:

•	Afritex agreed to pay us a one-time, upfront license fee in the amount of $225,000. This fee is set as fixed fee and it is non-cancellable.
•	Afritex agreed to pay a royalty of 8% of gross sales of all derivative products sold.
•	Afritex agreed to make an initial purchase of $145,000 in existing OxySure products.
•	Afritex committed to purchasing an annual minimum of $480,000 in existing OxySure products.
•
Afritex received non-exclusive right to most countries except for having exclusive distribution rights for the following countries: South Africa, Angola, Botswana, Democratic Republic of Congo, Lesotho, Madagascar, Malawi, Mauritius, Mozambique, Namibia, Seychelles, Swaziland, Tanzania, Zambia, and Zimbabwe.

•
We issued Afritex a convertible note in the amount of $270,000.  The note is convertible into our common stock at a conversion rate of $1.00 per share, carries a 16% annual interest rate, and has a maturity of 270 days subsequent to issuance.  The note is convertible into our common stock at any time on or before maturity, at our option.

•
We issued Afritex a warrant to purchase 270,000 shares of our common stock at an exercise price of $2.50 per share.  The warrant is exercisable in whole or in part at any time on or before March 26, 2015.  The fair value of these warrants was estimated to be $70,267 using a minimum value option pricing model with a volatility of 55.17% and the following assumptions: no dividend yield, life of five years and a risk-free interest rate of 2.50%.  The fair value of the warrants was recorded as a business development expense in the quarter.

We considered SAB Topic 13A in setting the revenue recognition policy.  In reviewing SAB Topic 13A, it is noted that when the up-front non-cancellable license fee is sold with the purchase commitment, the right is considered as “technology access fee” which should be recognized upon granting the license.

SAB Topic 13A 3(f) discusses the nonrefundable up-front fees under revenue recognition.  The publication shows the following example:

•
A registrant in the biotechnology industry agrees to provide research and development activities for a customer for a specified term.  The customer needs to use certain technology owned by the registrant for use in the research and development activities.  The technology is not sold or licensed separately without the research and development activities.  Under the terms of the arrangement, the customer is required to pay a nonrefundable "technology access fee" in addition to periodic payments for research and development activities over the term of the contract.  [SAB TOPIC 13.A, paragraph 3.f Q1 Facts]

•
Similarly, we license the use of our technology.  The right to use is not sold or licensed separately without the purchase of the products from us.  In other words, the licensees are required to pay a nonrefundable “technology access fee” in addition to the annual purchase commitment over the term of the contract.

We also reviewed ASC 605-25 to determine if the delivered items, license right to manufacturing and royalty, should be accounted as separate units of accounting.  Since there is no standalone value for these delivered items, we should not account for delivered items as a separate unit of accounting.

Also, per EITF 08-1, we should recognize the initial non-refundable up-front fee as enjoying regular sales treatment when the right is non-exclusive (we can issue the same or similar licenses to others around the world).  Revenue is considered both realizable and earned with each one of the following four conditions is met:

a.	Persuasive evidence of an arrangement exists
b.	The arrangement fee is fixed or determinable
c.	Delivery or performance has occurred
d.	Collectability is reasonably assured

In the light of the above analysis, we have recognized the license fee upon the granting of the license.

45.         We believe that we have provided a substantial amount of collaboration to Afritex prior to signing the agreements with Afritex on March 26, 2010.  The discussions with Afritex have commenced prior to March 26, 2010, which is the culmination of these discussions, including knowledge sharing and transfer, forming the basis upon which Afritex committed resources and funds.  Our belief is that our financial requirements to satisfy any further commitments to Afritex going forward is not material, and if any further commitments require further expense (for example, travel or other related expense), Afritex is obligated to reimburse us for such out-of-pocket expenses.

ASC 605-25 is not applicable to this situation because the knowledge sharing and transfer is not one of the delivered items.  The license fee of $225,000 was solely for the right of Afritex to manufacture and sell in certain regions.

46.         We recognized the revenue of $225,000 for the license fee because of the facts discussed in comment response 43.  The issuance of the convertible note of $270,000 with detachable warrants to Afritex has been recorded in connection with the license agreement and distribution agreement.  Accordingly, we recorded $270,000 under “Other Assets” which would be amortized over the period Afritex has the right to manufacture and sell our products and in the periods in which Afritex has the annual purchase commitment.  We further elaborate how we amortize this other asset in response to SEC comment 54.

Litigation and Settlement Costs

47.         We have revised the footnote to clarify how we considered FASB ASC 450-20-30-1 as follows:

Litigation and Settlement Costs - Legal costs are expensed as incurred.  The Company records a charge equal to at least the minimum estimated liability for a loss contingency as follows: (i) if information is available prior to issuance of the financial statements that indicates that it is probable that an asset had been impaired or a liability had been incurred as of the date of the financial statements; or (ii) we will accrue the best estimate within a range of loss if there is a loss or, when we can’t find a best estimate within a range, we will accrue the minimum amount within the range.

We are not presently involved in any legal proceedings, litigation or other legal actions.

Loss per Share

48.         The significant terms of the warrants are five years.  A Prepaid Warrant is a warrant issued by an issuer entitling the holder to exercise into a specified number of different securities, for no additional financial consideration, during a specified time period.  We received $167,650 in cash in connection with such warrants.  We expensed the costs associated with the prepaid warrants, using the Black Scholes model.  We have revised our disclosure to more clearly describe the warrants, and we have included these warrants in the total number of warrants outstanding.  To find a description of the significant terms of the underlying warrants, please see Part II of our Registration Statement.  Specifically, please see Note (cc) bullets 3, 4, and 5 under “Item 15.  Recent Sales of Unregistered Securities.”

Note 4 – Notes Payable

49.         The warrant issued in connection with the notes is calculated based on the fair market value.  Please see footnote 4 of the revised footnote disclosure.

50.         The contingent payment due to the City of Frisco has been recorded as one of the notes payable as of December 31, 2009.  We have revised the footnote to the financial statement to disclose that we did not achieve the performance targets so that the incentives from the City of Frisco were not received.

51.         The note to the City of Frisco is non-interest bearing.  However, interest has been imputed at 12.18% per annum.  The unamortized discount at June 30, 2010 was $66,198.  Therefore, the note payable was $146,802 at June 30, 2010, while the balance of $213,000 was including the imputed interest.  We have revised the notes to the financial statement.

The current portion is determined based on the agreement with City of Frisco.  The incentive payment is $60,000 in the 4th year (or 2010) if we achieve the performance targets.  Thus, it will be our current obligation at December 31, 2009 if the performance targets are not met.

52.         The relative fair value of the debt and warrants is calculated based on ASC 470-20-25-2.  The convertible debentures bear no interest and we did not accrue interest when the convertible debentures were issued.  Since we are a privately held early stage company, have limited intellectual property, have been incurring and are expected to continue to incur losses, and there is doubt regarding our ability to continue as a going concern, the fair value of the detachable warrants is considered to be $0.01 per unit.  Since the warrant values at $0.01 per unit, it does not have the beneficial conversion feature.  The detachable warrants have an exercise price of $0.01 per share and a term of five years from the date of issuance.  The combined fair value of the beneficial conversion feature and detachable warrants, calculated in accordance with Codification Topic 470-20, is limited to the proceeds of the debt and was allocated between the beneficial conversion feature and detachable warrants of the 1st and 2nd notes as $0 and $516,000, respectively.  The beneficial conversion feature and detachable warrants were recorded as debt discount with a corresponding credit to additional paid in capital and were amortized over the term of five years.

53.         The reconciliation is as follows:

Item	Amount disclosed in Stockholders’ Equity	Period	Number of warrant in Revised Table	Amount/Composition in Revised Table
Common Stock warrants issued pursuant to financing	677,681	FY 2008	2 3 7	$392,853 $277,889 $6,940
Common Stock warrants issued pursuant to financing	135,729	FY 2009	3 12 25	$57,936 $52,179 $25,614
Common Stock warrants issued in connection with rent expense	132,574	FY 2009	11	$161,984 ($32,543) $3,133 *Please see comment response 59
Common Stock warrants issued pursuant to financing	20,815	1Q 2010	13	$20,815
Common Stock warrants issued pursuant to licensing	70,267	1Q 2010	27	$70,267
Common Stock warrants issued pursuant to financing	20,809	2Q 2010	14	$20,809

54.           The convertible note of $270,000 was issued in the connection with the license agreement and distribution agreement with Afritex.  Based on the future cash inflow related to these two agreements in the next seven years, it was found that the issuance of the convertible note of $270,000 was in exchange for the benefit of the present value of the potential cash inflows in the next seven years.  The weighting of the cash inflow is 70.21% and 29.79% from license agreement and distribution agreement, respectively.  Since the license agreement for seven years and the distribution agreement have an initial term of one year, we amortize this other asset as follows:

Year 1	$107,514	(270,000*29.79%)+(270,000*70.21%/7)
Year 2	27,081	(270,000*70.21% /7)
Year 3	27,081	(270,000*70.21% /7)
Year 4	27,081	(270,000*70.21% /7)
Year 5	27,081	(270,000*70.21% /7)
Year 6	27,081	(270,000*70.21% /7)
Year 7	27,081	(270,000*70.21% /7)
Total	$270,000

The way we amortize this other asset is to recognize it as amortization expense.

55.         The fair value of each warrant to Afritex was estimated to be $0.01 using the Black-Scholes pricing model with a volatility of 55%, no dividend yield, a five year-term, 2.67% risk-free interest rate.  In accordance with Codification Topic 470-20, since there is no warrant fair value when the Afritex note was issued, all the face value of the note was allocated as debt fair amount.  The effective conversion price, which is shares at conversion price divided by allocated debt fair amount, is $1.00 per share and the calculated intrinsic value is negative per share.  As a result, no beneficial conversion feature or BCF was recognized and the unamortized debt discount was zero.

56.         Afritex is wholly owned by a South African, private investment holding company called Intshinga Holdings Limited (“IHL”).  Mr. Ross is a shareholder in this investment holding company, along with approximately 82 stockholders, most of them South African residents.  Mr. Ross’s shareholding in Afritex is therefore indirect, through his shares in IHL.  Further, the largest shareholder in IHL is Mr. Alex Abercrombie, a South African resident, who holds 31.6% of IHL.  Mr. Ross owns 22.3% of IHL, and Mr. Mphathi Nyewe, a South African resident and the Managing Director of Afritex, owns 20.5% of IHL.  Other significant shareholders in IHL include the Khoi Kwa Fishing Development Company, a South African company with 9.5%; Mr. Daniel Jordaan, a South African resident and CEO of the 2010 South African Soccer World Cup Local Organizing Committee, with 3.2%; Mr. Charles MacDonald, a South African resident with 2.3%; and Mr. Monde Nelson Skade, a South Africa resident with 2.0%.  Most of the remainder of the shareholders own between 0.05% and 0.2% each of IHL.  As previously disclosed, Afritex was formed in 2008 as a new vehicle for IHL to pursue the sale and distribution of medical devices in South Africa and surrounding territories.  In addition to its contract with OxySure, Afritex has two dealers in South Africa, and is in the process of further developing a dealer network South Africa and surrounding territories.  Mr. Ross’s control over the affairs of Afritex is limited.  For these reasons, we do not believe that a related party disclosure is applicable beyond the disclosure that Mr. Ross has shared voting and dispositive powers over the instruments held by Afritex by virtue of his board position on Afritex.

Note 5.  Shareholders’ Equity

Common Stock

57.         We have corrected the typographical errors in the second and third paragraphs of this section.

Note 6.  Stock Options and Warrants

58.         We have corrected the footing error on page F-23 and the total number of options granted in 2009 should be 343,003 and should be agreed to the number on page II-6 which stated that 343,003 options were granted.  524,166 shares were granted in relation to consulting and advisory services.  Please see the revised disclosure on page II-6, note (cc).

59.         The amount on page II-6 should be $129,441, and we have corrected this error.  The total reduction in Deferred Rent was $132,574, comprised of the $129,441 plus an amount of $3,133 remaining in the Deferred Rent account.

Reconciliation of the amount disclosed on page F-27 ($161,984) and the revised amount disclosed on page II-6 ($129,441):

Transaction 11 in the table on prior page F-27 expresses the expense associated with the new warrant issued to Sinacola in December 2009, in connection with the 2009 RSA.  We expressed it this way as this table represents a summary of the significant terms of each warrant issued, as issued.  On page II-6, the revised amount is net of the modification to the prior warrant (for 50,000 shares) issued to Sinacola in 2007, in order to fully disclose the net impact to rent by the 2009 RSA.  The modification involves a reduction of $32,543 in APIC – Options & Warrants (please see comment response number 73).  Therefore, the revised amount disclosed on page II-6, net of modification to prior warrants, is $129,441, which is $161,984 minus $32,543.

60.         We have corrected the stock options tables to properly foot.

Note 11.  Net Income (Loss) Per Share

61.         We have provided as supplemental information an Excel file with the weighted average calculation tables.

Note 14.  Segment Information

62.         We have revised the segment information table to include the information for the six months ended June 30, 2009.

Note 15.  Going Concern

63.         We further revised footnote 15 to clarify the factors that raise substantial doubt about our ability to continue as going concern by adding the fact we have been suffering from recurring losses from operations.  Also, we added a disclosure related to the fact that the current notes payable at June 30, 2010 have increased to $662,200 from $310,600 at December 31, 2009.

64.         The significant terms of the bridge financing are as follows:

On December 10, 2009, we received a $100,000 loan from one entity, repayable by us on December 5, 2010, with 16% interest.

We have provided this disclosure under “Part II – Recent Sales of Unregistered Securities” in the Registration Statement.

Balance Sheet

65.        We have added the disclosures required by FASB ASC 250-10-50-7.

Statements of Operations and Accumulated Deficit

66.         We revise and/or supplement our disclosure in our response to the comment as follows:

•
The forfeiture rate is calculated based on the estimated annual rate at which unvested awards will be forfeited for unvested options that are canceled upon an employee’s termination.  Forfeitures affect the quantity of options to be expensed and do not include vested options that lapse or expire unexercised.  The estimate of the number of forfeitures considers historical employee turnover rates and expectations about the future.

•	The 20% forfeiture rate is an estimated rate which is derived from an analysis of the forfeiture rates of companies of similar stage and/or size as us.
•
The amount of the prior period adjustments is based on the stock compensation expenses under the Black Scholes model multiplied by the 20% forfeiture rate.  Prior to Year 2009, we did not include the 20% forfeiture rate in the Black Scholes method, and the adjustments were made to the Accumulated Other Comprehensive Income/(Loss) account to correct the errors.

•
The 20% forfeiture rate is an estimated rate which is derived from an analysis of the forfeiture rates of companies of similar stage and/or size to us.  The amounts recognized for compensation cost include those employees that will provide services to us and the outside parties whose awards need to be vested immediately or in the future.

•	Yes we did consider the adjustment of the forfeiture as the correction of an error; please refer to the revised income statement for detail.
•
We added the following to footnote 1 to the 2009 audited financial statements, under “Reclassification”: “Correction of errors: During the year ended December 31, 2009, the Company recorded a correction of error of $58,000, net of tax, in connection with the correction of the forfeiture rate.  We did not include the forfeiture rate in determination of historic stock-based compensation expense in periods prior to January 1, 2008.”

67.         In further reviewing the details of selling, general and administrative expense, it came to our attention that the incentive of $33,323 paid by City of Frisco to forgive a portion of the note payable had been erroneously credited to an expense account.  Accordingly, correction was made to adjust this and to disclose the amount as Other Income.

We also noted that a $10,020 interest payment was misclassified to one of the expense accounts in selling, general, and administrative expense.  Accordingly, correction is made to disclose the interest expense in the statement of operation properly.

In considering ASC 250-10-50-7, the following disclosure has been made:

The financial statements for the year ended December 31, 2008 have been restated to correct the following errors:

Reclassify $33,323 as other income which had been erroneously recorded as credit balance in one of the expense accounts in selling, general and administrative expense.  Accordingly, selling, general and administrative expense has been increased by $33,323.

Reclassify $10,020 from one of the expense accounts in selling, general and administrative expense to interest expense.  Accordingly, selling, general and administrative expense has been reduced by $10,020.

The net effect of the above adjustments were to increase the selling, general, and administrative expense by $23,303, interest expense by $10,020 and other income by $33,323.  These changes have been presented in the statement of operation for the year ended December 31, 2008.

These reclassifications do not affect the per-share amounts and do not cause any change to the retained earnings.

Summary of Significant Accounting Policies

68.         We have removed the last sentence on page F-43.

Note 4.  Notes Payable

69.         The amount satisfied by the 2009 RSA was $251,407.

70.         We have revised our footnote 4 in the financial statements to provide additional disclosure regarding the treatment of the notes and warrants.  Please also see comment responses 59 and 73 regarding the modification of the First Landlord Warrant.

Note 6.  Stock Options and Warrants

71.         We have disclosed a summary of some of the significant terms of the warrants as follows: Date of Grant; Number of Shares Underlying Warrants; Exercise Price; Expiration Date; Weighted Average Remaining Life (Years); Fair Value Expensed; and the Term of Expense (Years).

We have provided our form of warrant as Exhibit 4.1 to the Registration Statement.

72.         We have revised the error to state “…FASB ASC 718…”. Please see revised footnote number 6.

73.         The reason that we recorded a negative expense of $32,543 in connection with 50,000 warrants issued on August 10, 2007 to Sinacola relates to the amendment of the exercise price of the warrant (as required by the 2009 RSA).  When the warrant for the 50,000 shares was originally issued in August 2007, the exercise price was $2.00 and the Black Scholes stock compensation expense for the 50,000 warrants was calculated as $57,434.  Per the 2009 RSA, we were required to amend the exercise price of this warrant to $1.00 per share.  We calculated the associated Black Scholes expense of issuing a warrant (for 50,000 shares) as if it was issued in December 2009, and this expense was $24,891.  The difference represents the reduction in the expense associated with the modification of the warrant, in the amount of $32,543 ($57,434 minus $24,891).

74.         We used the five-year U.S. Treasury zero-coupon rates to determine the risk-free interest rate in the Black Scholes model.  We agree with the SEC’s recommendation and we changed the footnote accordingly.  Please see the revised footnote 6 under Valuation Assumptions.

75.         The reason that we adjusted the actual forfeitures on an annual basis is because we are a very small early stage entity, we only have a few employees and the employee’s turnover rate is very low.  We believe that as a result it is not prudent to adjust the forfeiture rate on a quarterly basis.  Moreover, since the change in forfeiture rate is not significant, the amounts of these adjustments are immaterial in a quarterly financials.

76.         We have provided the following disclosures required by FASB ASC 718-10-50 2:

•	We have added information about the requisite service period and other conditions related to vesting;

•	We have added a separate disclosure for those options that have been forfeited or that have expired;

•	We have added the cost related to non-vested awards not yet recognized, and the weighted average period over which it is expected to be recognized.

Please see the revised footnote 6 for detail.

Item 15.  Recent Sales of Unregistered Securities

77.         We have revised the Registration Statement to provide additional disclosure regarding the services performed and the number of purchasers involved.

78.         We have revised the Registration Statement to include the last warrant issued during the second quarter in 2010.  Please see letter number (ff) under “Item 15, Recent Sales of Unregistered Securities.”  It states as follows:

“During the period January through June 2010 we issued warrants to purchase a total of 42,000 shares of common stock with an aggregate exercise price of $0.01 per share in connection with financing.  These warrants were valued at $41,623 in total using the fair values of the underlying shares on the date of issuance.  Of this amount, we recognized expenses of $20,815 and $20,809 during the First and Second quarters of  2010 and 2Q 2010 respectively.”

Exhibits

79.         We have filed the Memorandum of Understanding as Exhibit 10.34 to the Registration Statement.

Exhibit 15.1

80.         We have removed the review report. Therefore, no letter of awareness is required to be included as Exhibit 15.1, from the unaudited interim Financial Statements.

Exhibit 23.2

81.         The auditors have revised Exhibit 23.2 to indicate the correct date.

Thank you for your review of this document.  Please advise if you have any further comments.

  Sincerely,

/s/ Julian Ross
Chief Executive Officer
OxySure Systems, Inc.